Exhibit 99.1

UCLOUDLINK GROUP INC. Announces Unaudited Third Quarter 2025 Financial Results

Hong Kong, November 12, 2025 – UCLOUDLINK GROUP INC. (“UCLOUDLINK” or the “Company”) (NASDAQ: UCL), the world’s first and leading mobile data traffic sharing marketplace, today announced its unaudited financial results for the three months ended September 30, 2025.

Third Quarter 2025 Financial Highlights

●	Total revenues were US$21.1 million, representing a decrease of 16.0% from US$25.2 million in the third quarter of 2024.

●	Gross profit was US$11.3 million, representing a decrease of 7.1% from US$12.2 million in the third quarter of 2024.

●	Income from operations was US$9.2 million, compared to US$3.3 million in the third quarter of 2024.

●	Net income was US$9.3 million, compared to US$3.4 million in the third quarter of 2024.

●	Adjusted net income (non-GAAP) was US$0.7 million, compared to US$3.7 million in the third quarter of 2024.

●	Adjusted EBITDA (non-GAAP) was US$1.4 million, compared to US$4.4 million in the third quarter of 2024.

Third Quarter 2025 Operational Highlights

●	Total data consumed in the third quarter through the Company’s platform was 49,044 terabytes (8,580 terabytes procured by the Company and 40,464 terabytes procured by our business partners), representing an increase of 9.0% from 44,994 terabytes in the third quarter of 2024.

●	Average daily active terminals (“DAT”) in the third quarter were 332,674 (21,484 owned by the Company and 311,190 owned by our business partners), representing an increase of 3.8% from 320,452 in the third quarter of 2024.

●	Average DAT in the third quarter from GlocalMe IoT business was 14,104, representing an increase of 1,021.1% from 1,258 in the third quarter of 2024.

●	Average DAT in the third quarter from GlocalMe SIM business was 10,758, representing an increase of 296.4% from 2,714 in the third quarter of 2024.

●	Average DAT in the third quarter from GlocalMe Life business was 1,540 (including 107 contributed by the PetPhone business), representing an increase of 566.7% from 231 in the third quarter of 2024.

●	Average DAT in the third quarter from GlocalMe mobile/fixed broadband business was 306,272, representing a decrease of 3.2% from 316,249 in the third quarter of 2024.

●	Average monthly active terminals (“MAT”) in the third quarter were 706,284, representing an increase of 10.9% from 636,673 in the third quarter of 2024.

●	Average MAT in the third quarter from GlocalMe IoT business was 33,373, representing an increase of 583.0% from 4,886 in the third quarter of 2024.

●	Average MAT in the third quarter from GlocalMe SIM business was 69,920, representing an increase of 269.5% from 18,925 in the third quarter of 2024.

●	Average MAT in the third quarter from GlocalMe Life business was 3,903 (including 299 contributed by the PetPhone business), representing an increase of 408.2% from 768 in the third quarter of 2024.

●	Average MAT in the third quarter from GlocalMe mobile/fixed broadband business was 599,088, representing a decrease of 2.1% from 612,094 in the third quarter of 2024.

●	Starting from the third quarter of 2025, the Company is disclosing daily active users (“DAU”) and monthly active users (“MAU”), which represent the average number of users per day or month, respectively, who engage with services across its various business lines. DAU and MAU are primarily derived from active subscription relationships within valid service plan periods, and active terminals or devices under usage-based service models (including emergency networks). The Company believes that these metrics will better reflect the progress it is making in driving user engagement across its different business lines and how it manages and monetizes its user base as it scales up.

●	Average DAU in the third quarter were 352,227, representing an increase of 6.1% from 331,927 in the third quarter of 2024.

●	Average DAU in the third quarter from GlocalMe IoT business was 21,322, representing an increase of 753.6% from 2,498 in the third quarter of 2024.

●	Average DAU in the third quarter from GlocalMe SIM business was 16,231, representing an increase of 345.7% from 3,642 in the third quarter of 2024.

●	Average DAU in the third quarter from GlocalMe Life business was 2,277 (including 380 contributed by the PetPhone business), representing an increase of 324.0% from 537 in the third quarter of 2024.

●	Average DAU in the third quarter from GlocalMe mobile/fixed broadband business was 312,397, representing a decrease of 4.0% from 325,250 in the third quarter of 2024.

●	Average MAU in the third quarter were 761,586, representing an increase of 11.9% from 680,609 in the third quarter of 2024.

●	Average MAU in the third quarter from GlocalMe IoT business was 36,622, representing an increase of 593.3% from 5,282 in the third quarter of 2024.

●	Average MAU in the third quarter from GlocalMe SIM business was 77,992, representing an increase of 188.2% from 27,064 in the third quarter of 2024.

●	Average MAU in the third quarter from GlocalMe Life business was 5,103 (including 533 contributed by the PetPhone business), representing an increase of 382.3% from 1,058 in the third quarter of 2024.

●	Average MAU in the third quarter from GlocalMe mobile/fixed broadband business was 641,869, representing a decrease of 0.8% from 647,205 in the third quarter of 2024.

●	As a proportion of daily active terminals, 57.3% of daily active terminals were from uCloudlink 1.0 international data connectivity services and 42.7% of daily active terminals were from uCloudlink 2.0 local data connectivity services during the third quarter of 2025. Average daily data usage per terminal was 1.57 GB in September 2025.

●	As of September 30, 2025, the Company had served 3,059 business partners in 63 countries and regions. The Company had 201 patents with 168 approved and 33 pending approval, while the pool of SIM cards was from 392 MNOs globally as of September 30, 2025.

Executive Commentary

Mr. Chaohui Chen, Director and Chief Executive Officer of UCLOUDLINK, commented, “Amid a complex macroeconomic and trade environment, we remained disciplined in our execution and continued to focus on delivering sustainable growth while maintaining operational profitability. This balanced approach reinforces the resilience of our business and lays the foundation for long-term value creation. During the quarter, total revenue reached US$ 21.1 million with net income of US$9.3 million. Our GlocalMe ecosystem is gaining momentum as it grows in scale and global user adoption. Our 1.0 international data connectivity services business continues to grow, with full-speed 5G network coverage across 91 countries and regions as we continue to gain market share and reinforce our leadership position in the global roaming sector.”

“Our strategic investments in R&D and marketing to accelerate innovation, enhance user experience, and speed up commercialization of our three new growth engines are yielding strong results. Under GlocalMe Life, the initial commercial launch of PetPhone began during the quarter in Hong Kong and across the Middle East as we continue to build out a robust pipeline of distribution channels and partners. Following the showcasing of our solutions at IFA Berlin 2025, we are now in advanced discussions with several major retail channels. Furthermore, we successfully entered into a partnership with a leading online pet retail platform in North America where initial product shipments have already begun. Under GlocalMe SIM, our eSIM TRIO solution is gaining strong traction following the widespread distribution of trial units under a pilot program. User feedback has been positive with increasing registration and active user engagement, validating both our carrier partnership model and the product-market fit. Meanwhile, our GlocalMe IoT business maintained its strong growth trajectory, with user adoption and revenue contribution showing substantial year-over-year improvements. We have already secured orders for in-car infotainment systems while our initiatives in the security camera sector are now fully deployed and entering a phase of expansion, supported by broadening partnerships across several high-growth verticals.”

“Looking ahead, we are entering the next phase of expansion where we will scale our user base globally, further diversify revenue streams, and drive innovation across our ecosystem. The launch of MeowGo G40 Pro and cutting-edge MeowGo G50 Max, combined with the launch of PetPhone, the strong validation of the eSIM TRIO's pilot, and the robust expansion of our IoT solutions, provides us with several robust growth engines going forward. Having successfully navigated external challenges, we are confident in our ability to scale our user base, expand our pipeline of global partnerships, and deliver growth in the coming years as we continue to innovate and bridge digital divides for users worldwide.”

Third Quarter 2025 Financial Results

Revenues

Total Revenues were US$21.1 million, representing a decrease of 16.0% from US$25.2 million in the same period of 2024.

●	Revenues from services were US$17.0 million, representing a decrease of 1.4% from US$17.3 million in the same period of 2024. The decrease was primarily due to a decrease in revenues from local data connectivity services.

●	Revenues from data connectivity services were US$13.6 million, representing a decrease of 2.9% from US$14.0 million in the same period of 2024. The decrease was primarily due to a decrease in revenues from local data connectivity services to US$1.7 million in the third quarter of 2025 from US$2.5 million in the same period of 2024, which was partially offset by an increase in revenues from international data connectivity services to US$11.9 million in the third quarter of 2025 from US$11.5 million in the same period of 2024, which was primarily driven by the robust expansion of China's outbound travel market.

●	Revenues from PaaS and SaaS services were US$3.0 million, representing a minor decrease of 1.5% from that in the same period of 2024.

●	Revenues from sales of products were US$4.1 million, representing a decrease of 48.0% from US$7.9 million in the same period of 2024. The decrease was primarily due to a decrease of US$2.6 million in sales of data related products and a decrease of US$1.1 million in sales of terminals.

●	Geographic Distribution

During the third quarter of 2025, as a percentage of our total revenues, mainland China contributed 35.1%, Japan contributed 33.2%, North America contributed 15.4%, and other countries and regions contributed the remaining 16.3%, compared to 27.8%, 46.6%, 12.8% and 12.8%, respectively, in the same period of 2024.

Cost of Revenues

Cost of revenues was US$9.8 million, representing a decrease of 24.4% from US$13.0 million in the same period of 2024. The decrease was primarily attributable to a decrease in cost of products sold.

●	Cost of services was US$7.4 million, representing an increase of 7.0% from US$6.9 million in the same period of 2024.

●	Cost of products sold was US$2.4 million, representing a decrease of 60.2% from US$6.1 million in the same period of 2024, which was in line with the decrease of revenues from sales of products.

Gross Profit

Overall gross profit was US$11.3 million, compared to US$12.2 million in the same period of 2024. Overall gross margin was 53.6% in the third quarter of 2025, compared to 48.4% in the same period of 2024.

Gross profit on services was US$9.6 million, compared to US$10.4 million in the same period of 2024. Gross margin on services was 56.6% in the third quarter of 2025, compared to 60.0% in the same period of 2024.

Gross profit on sales of products was US$1.7 million, compared to US$1.8 million in the same period of 2024. Gross margin on sales of products was 41.0% in the third quarter of 2025, compared to 23.1% in the same period of 2024.

Operating Expenses

Total operating expenses were US$11.2 million, compared to US$10.0 million in the same period of 2024.

●	Research and development expenses were US$1.5 million, representing an increase of 2.9% from US$1.4 million in the same period of 2024.

●	Sales and marketing expenses were US$6.7 million, representing an increase of 24.9% from US$5.4 million in the same period of 2024, primarily due to an increase of US$0.8 million in promotion and service fees, an increase of US$0.2 million in staff costs, an increase of US$0.2 million in operating lease payments, and an increase of US$0.1 in exhibition fees.

●	General and administrative expenses were US$3.0 million, representing a decrease of 5.2% from US$3.2 million in the same period of 2024, primarily attributable to a decrease of US$0.4 million in professional service fees, which was partially offset by an increase of US$0.2 million in staff costs.

Income from Operations

Income from operations was US$9.2 million and included a US$8.7 million fair value gain in other investments, compared to US$3.3 million in the same period of 2024.

Net Interest Expenses

Net interest expenses were US$0.01 million, compared to US$0.03 million in the same period of 2024.

Net Income

Net income was US$9.3 million, compared to US$3.4 million in the same period of 2024.

Adjusted Net Income (Non-GAAP)

Adjusted net income, which excludes the impact of share-based compensation, fair value gain/loss in other investments and share of profit/loss in equity method investment, net of tax, was US$0.7 million, compared to US$3.7 million in the same period of 2024.

Adjusted EBITDA (Non-GAAP)

Adjusted EBITDA, which excludes the impact of share-based compensation, fair value gain/loss in other investments, share of profit/loss in equity method investment, net of tax, interest expenses, income tax expenses, and depreciation and amortization, was US$1.4 million, compared to US$4.4 million in the same period of 2024.

Basic and Diluted Earnings per ADS

Basic and diluted earnings per ADS attributable to ordinary shareholders were US$0.24 in the third quarter of 2025, compared to US$0.09 in the same period of 2024.

Cash and Cash Equivalents

As of September 30, 2025, the Company had cash and cash equivalents of US$28.5 million, compared to US$30.2 million as of June 30, 2025. The decrease was primarily attributable to the net outflow of US$0.9 million from operations and a repayment of US$1.1 million for bank borrowings and US$0.5 million for procurement of property and equipment, which were partially offset by net proceeds of US$0.8 million from bank borrowings.

Capital Expenditures (“CAPEX”)

CAPEX was US$0.5 million, compared to US$1.1 million in the same period of 2024.

Business Outlook

For the fourth quarter of 2025, UCLOUDLINK expects total revenues to be between US$22.0 million and US$26.5 million, representing a decrease of 15.4% to an increase of 1.9% compared to the same period of 2024.

The Company currently expects its revenue for the full year of 2025 to be in the range of US$81.3 million to US$85.8 million. The Company is revising its guidance in light of the persistent macroeconomic challenges and global trade headwinds, which have had and may continue to have a broader impact across industries.

The estimates above constitute forward-looking information and are based on the Company’s current expectations and assumptions of market and operating conditions and customer demand. These estimates are therefore subject to risks and uncertainties, including possible adjustments to preliminary financial results, and are not guarantees of future performance and may differ materially from actual results.

Non-GAAP Financial Measures

To supplement the financial measures prepared in accordance with generally accepted accounting principles in the United States, or GAAP, this press release presents, adjusted net income/(loss) and adjusted EBITDA, as supplemental measures to review and assess the Company’s operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. Adjusted net income/(loss) is defined as net income/(loss) excluding share-based compensation, fair value gain/loss in other investments and share of profit/loss in equity method investment, net of tax. Adjusted EBITDA is defined as net income/(loss) excluding share-based compensation, fair value gain/loss in other investments, share of profit/loss in equity method investment, net of tax, interest expense, income tax expenses and depreciation and amortization.

The Company believes that adjusted net income/(loss) and adjusted EBITDA help identify underlying trends in its business that could otherwise be distorted by the effect of certain expenses that are included in income/(loss) from operations and net income/(loss). The Company believes that adjusted net income/(loss) and adjusted EBITDA provide useful information about its operating results, enhance the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by its management in its financial and operational decision-making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non- GAAP financial measures have limitations as analytical tools. One of the key limitations of using adjusted net income/(loss) and adjusted EBITDA is that they do not reflect all items of income and expense that affect the Company’s operations. Share-based compensation, fair value gain/loss in other investments and share of profit/loss in equity method investment, net of tax, have been and may continue to be incurred in the Company’s business and is not reflected in the presentation of adjusted net income/(loss). Further, the non-GAAP financial measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

The Company compensate for these limitations by reconciling the non-GAAP financial measure to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating its performance. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

Reconciliation of each of these non-GAAP financial measures to the most directly comparable GAAP financial measure is set forth at the end of this release.

Conference Call

The Company will host a conference call to discuss its financial results at 8:30 a.m. U.S. Eastern Time on Wednesday, November 12, 2025 (9:30 p.m. Hong Kong Time on the same day).

Listeners may access the call by dialing:

International:	+1-412-902-4272
US (Toll Free):	+1-888-346-8982
UK (Toll Free):	0-800-279-9489
UK (Local Toll):	0-207-544-1375
Mainland China (Toll Free):	400-120-1203
Hong Kong (Toll Free):	800-905-945
Hong Kong (Local Toll):	+852-3018-4992
Singapore (Toll Free):	800-120-6157

Participants should dial in at least 10 minutes before the scheduled start time and ask to be connected to the call for “UCLOUDLINK GROUP INC.”

Additionally, a live and archived webcast of the conference call will be available at https://ir.ucloudlink.com.

A telephone replay will be available one hour after the end of the conference until November 19, 2025 by dialing:

US / Canada (Toll Free):	+1-855-669-9658
International:	+1-412-317-0088
Replay Passcode:	4694549

About UCLOUDLINK GROUP INC.

UCLOUDLINK is the world’s first and leading mobile data traffic sharing marketplace, pioneering the sharing economy business model for the telecommunications industry. The Company’s products and services deliver unique value propositions to mobile data users, handset and smart-hardware companies, mobile virtual network operators (MVNOs) and mobile network operators (MNOs). Leveraging its innovative cloud SIM technology and architecture, the Company has redefined the mobile data connectivity experience by allowing users to gain access to mobile data traffic allowance shared by network operators on its marketplace, while providing reliable connectivity, high speeds and competitive pricing.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the financial guidance and quotations from management in this announcement, as well as UCLOUDLINK’s strategic and operational plans, contain forward-looking statements. UCLOUDLINK may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about UCLOUDLINK’s beliefs and expectations, are forward-looking statements. Forward looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: UCLOUDLINK’s strategies; UCLOUDLINK’s future business development, financial condition and results of operations; UCLOUDLINK’s ability to increase its user base and usage of its mobile data connectivity services, and improve operational efficiency; competition in the global mobile data connectivity service industry; changes in UCLOUDLINK’s revenues, costs or expenditures; governmental policies and regulations relating to the global mobile data connectivity service industry, general economic and business conditions globally and in China; the impact of the COVID-19 pandemic to UCLOUDLINK’s business operations and the economy in China and elsewhere generally; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of the press release, and UCLOUDLINK undertakes no duty to update such information, except as required under applicable law.

For more information, please contact:

UCLOUDLINK GROUP INC.
Daniel Gao
Tel: +852-2180-6111
E-mail: ir@ucloudlink.com

Investor Relations:
Christensen Advisory
Christian Arnell, Managing Director
Tel: +852-2117-0861
E-mail: ucloudlink@christensencomms.com

UCLOUDLINK GROUP INC.

UNAUDITED CONSOLIDATED BALANCE SHEETS

(In thousands of US$, except for share and per share data)

	As of December 31,	As of September 30,
	2024	2025
ASSETS
Current assets
Cash and cash equivalents	30,057	28,516
Accounts receivable, net	7,880	5,760
Inventories	1,312	4,779
Prepayments and other current assets	5,637	7,352
Other investments	8,703	17,283
Amounts due from related parties	1,971	612
Total current assets	55,560	64,302
Non-current assets
Long-term investments	2,011	2,027
Property and equipment, net	4,025	2,775
Right-of-use assets, net	2,876	1,510
Intangible assets, net	507	532
Total non-current assets	9,419	6,844
TOTAL ASSETS	64,979	71,146

LIABILITIES
Current liabilities
Short term borrowings	6,956	6,896
Current portion of long-term bank borrowings	-	34
Accrued expenses and other liabilities	25,169	20,504
Accounts payable	7,445	6,395
Amounts due to related parties	49	9
Contract liabilities	709	3,229
Operating lease liabilities	1,853	1,223
Total current liabilities	42,181	38,290
Non-current liabilities
Long term borrowings	-	794
Operating lease liabilities	1,088	285
Other non-current liabilities	87	44
Total non-current liabilities	1,175	1,123
TOTAL LIABILITIES	43,356	39,413

SHAREHOLDERS’ EQUITY
Class A ordinary shares	13	13
Class B ordinary shares	6	6
Additional paid-in capital	241,378	242,255
Accumulated other comprehensive income	2,234	2,097
Accumulated losses	(222,008)	(212,638)
TOTAL SHAREHOLDERS’ EQUITY	21,623	31,733
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	64,979	71,146

UCLOUDLINK GROUP INC.

UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands of US$, except for share and per share data)

	For the three months ended		For the nine months ended
	September 30, 2024	September 30, 2025	September 30, 2024	September 30, 2025
Revenues	25,192	21,154	65,675	59,279
Revenues from services	17,285	17,046	44,987	45,874
Sales of products	7,907	4,108	20,688	13,405
Cost of revenues	(13,002)	(9,826)	(32,488)	(28,032)
Cost of services	(6,921)	(7,404)	(17,287)	(19,821)
Cost of products sold	(6,081)	(2,422)	(15,201)	(8,211)
Gross profit	12,190	11,328	33,187	31,247
Research and development expenses	(1,436)	(1,478)	(4,404)	(4,443)
Sales and marketing expenses	(5,356)	(6,692)	(13,698)	(17,888)
General and administrative expenses	(3,206)	(3,038)	(9,890)	(9,541)
Other income, net	1,148	9,123	908	10,204
Income from operations	3,340	9,243	6,103	9,579
Interest income	11	11	51	47
Interest expenses	(42)	(21)	(145)	(137)
Income before income tax	3,309	9,233	6,009	9,489
Income tax credit/(expense)	2	72	(66)	(110)
Share of profit in equity method investment, net of tax	80	1	117	(9)
Net income	3,391	9,306	6,060	9,370
Attributable to:
Equity holders of the Company	3,391	9,306	6,060	9,370

Earnings per share for Class A and Class B ordinary shares
Basic	0.01	0.02	0.02	0.02
Diluted	0.01	0.02	0.02	0.02

Earnings per ADS (10 Class A shares equal to 1 ADS)
Basic	0.09	0.24	0.16	0.25
Diluted	0.09	0.24	0.16	0.25

Shares used in earnings per Class A and Class B ordinary share computation:
Basic	377,117,817	380,145,622	375,798,078	377,864,149
Diluted	377,117,817	380,145,622	375,798,078	377,864,149

Net income	3,391	9,306	6,060	9,370
Other comprehensive income, net of tax
Foreign currency translation adjustment	(828)	(195)	(687)	(137)
Total comprehensive income	2,563	9,111	5,373	9,233

UCLOUDLINK GROUP INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of US$)

	For the three months ended		For the nine months ended
	September 30, 2024	September 30, 2025	September 30, 2024	September 30, 2025
Net cash generated from/(used in) operating activities	1,989	(898)	8,646	(1,539)
Net cash used in investing activities	(992)	(536)	(3,178)	(1,036)
Net cash (used in)/generated from financing activities	(704)	(298)	(1,329)	678
Increase/(decrease) in cash and cash equivalents	293	(1,732)	4,139	(1,897)
Cash and cash equivalents at beginning of the period	26,831	30,204	23,371	30,057
Effect of exchange rates on cash and cash equivalents	554	44	168	356
Cash and cash equivalents at end of the period	27,678	28,516	27,678	28,516

UCLOUDLINK GROUP INC.

UNAUDITED RECONCILIATIONS OF NON-GAAP AND GAAP RESULTS

(In thousands of US$)

	For the three months ended		For the nine months ended
	September 30, 2024	September 30, 2025	September 30, 2024	September 30, 2025
Reconciliation of Net Income to Adjusted Net Income
Net income	3,391	9,306	6,060	9,370
Add: share-based compensation	250	168	1,019	877
fair value loss/(gain) in other investments	141	(8,730)	639	(8,580)
Less: share of (profit)/loss in equity method investment, net of tax	(80)	(1)	(117)	9
Adjusted net income	3,702	743	7,601	1,676

	For the three months ended		For the nine months ended
	September 30, 2024	September 30, 2025	September 30, 2024	September 30, 2025
Reconciliation of Income to Adjusted EBITDA
Net income	3,391	9,306	6,060	9,370
Add:
Interest expense	42	21	145	137
Income tax (credit)/expense	(2)	(72)	66	110
Depreciation and amortization	665	662	1,604	2,173
EBITDA	4,096	9,917	7,875	11,790
Add: share-based compensation	250	168	1,019	877
fair value loss/(gain) in other investments	141	(8,730)	639	(8,580)
Less: share of (profit)/loss in equity method investment, net of tax	(80)	(1)	(117)	9
Adjusted EBITDA	4,407	1,354	9,416	4,096